Filed by AGL Resources Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934
Subject Company: Nicor Inc.
Commission File No: 333-172084

Manager Toolkit • April 2011
Confidential

There will be many employee questions in the coming months that you will simply not be able to answer yet. Each inquiry, however, presents an opportunity to acknowledge what we do indeed know to be true about the merger and the integration planning process. While this may seem like a small thing, it enhances your ability to set a positive tone and deliver consistent messages to employees. The below list takes a look at how you can easily turn a simple “We don’t know yet” response into a chance to reiterate a key merger management message.

WHAT WE DO KNOW	WHAT WE DON’T YET KNOW

The merger is expected to close in the second half of this year. We are in the process of securing regulatory and shareholder approvals to successfully complete the merger. We will begin operating as a combined company upon the close of merger.
When will the merger close and when do we begin to operate as a combined company?

The focus of this integration is not headcount reduction. However, in order to successfully combine our two companies, it is inevitable that some people and positions will be affected. The Transition Committee and Integration Teams will work diligently to minimize the impact of the integration on employees.
Does the company’s commitment to maintain Nicor Gas’s headcount put more AGL Resources employees at risk of being impacted?

AGL Resources has committed to maintain the number of full-time equivalent employees currently serving Nicor Gas’ 2.2 million customers for three years following the close of the merger. This commitment ensures Nicor Gas will continue to have the personnel familiar with the company’s responsibilities for operating is distribution, transmission and storage systems, as well as its customer care operations. This commitment is not expected to directly negatively impact current AGL Resources employees.
What is the impact of integration plans being developed on specific teams or individual positions?

While it is still too early to understand the impact of establishing a new Distribution Operations headquarters in Illinois, the focus of this integration is not headcount reduction, and Transition Committee and Integration Teams will work diligently to minimize the impact of the integration on employees.
What is the impact of establishing a new Distribution Operations headquarters in Illinois on existing AGL Resources employees in other locations?

These are important concerns for employees and the Transition Committee and Integration Teams are committed to developing integration plans that are in the best interest of all employees. It is still too early in the process, however, to have answers to these questions. We commit to providing this information as soon as we are able.
Will employee benefits change, and if so, what changes are expected and when? Will severance packages be offered to affected employees? Will early retirement packages be offered?

The senior leadership teams of both companies are exceptionally strong, and they are making significant contributions to the integration planning process. The timing of the announcement of the new leadership team is yet to be determined.
When will the senior leadership team of the combined company be announced?

Forward Looking Statements

To the extent any statements made in this document contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (collectively, “forward-looking statements”).

These forward-looking statements relate to, among other things, the expected timing of the completion of the transaction and our ability to obtain the required government or regulatory approvals for the transaction. Forward-looking statements can generally be identified by the use of words such as “believe”, “anticipate”, “expect”, “estimate”, “intend”, “continue”, “plan”, “project”, “will”, “may”, “should”, “could”, “would”, “target”, “potential” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Although certain of these statements set out herein are indicated above, all of the statements in this release that contain forward-looking statements are qualified by these cautionary statements. Although AGL Resources believes that the expectations reflected in such forward-looking statements are reasonable, such statements involve risks and uncertainties, and undue reliance should not be placed on such statements. Certain material factors or assumptions are applied in making forward-looking statements, including, but not limited to, factors and assumptions regarding the items outlined above. Actual results may differ materially from those expressed or implied in such statements. Important factors that could cause actual results to differ materially from these expectations include, among other things, the following: the failure to receive, on a timely basis or otherwise, the required approvals by AGL Resources and Nicor stockholders and government or regulatory agencies (including the terms of such approvals); the risk that a condition to closing of the merger may not be satisfied; the possibility that the anticipated benefits and synergies from the proposed merger cannot be fully realized or may take longer to realize than expected; the possibility that costs or difficulties related to the integration of AGL Resources and Nicor operations will be greater than expected; the ability of the combined company to retain and hire key personnel and maintain relationships with customers, suppliers or other business partners; the impact of legislative, regulatory, competitive and technological changes; the risk that the credit ratings of the combined company may be different from what the companies expect; and other risk factors relating to the energy industry, as detailed from time to time in each of AGL Resources’ and Nicor’s reports filed with the Securities and Exchange Commission (“SEC”). There can be no assurance that the proposed merger will in fact be consummated.

Additional information about these factors and about the material factors or assumptions underlying such forward-looking statements may be found in the body of this release, as well as under Item 1.A. in each of AGL Resources’ and Nicor’s Annual Report on Form 10-K for the fiscal year December 31, 2010. AGL Resources and Nicor caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on forward-looking statements to make decisions with respect to AGL Resources and Nicor, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to AGL Resources and Nicor or any other person acting on their behalf are expressly qualified in their entirety by the cautionary statements referenced above.  The forward-looking statements contained herein speak only as of the date of this presentation. Neither AGL Resources nor Nicor undertakes any obligation to update or revise any forward-looking statement, except as may be required by law.

Additional Information

In connection with the proposed merger, AGL Resources has filed with the SEC a Registration Statement on Form S-4 (Registration No. 333-172084), as amended, which is publicly available, that includes a preliminary joint proxy statement of AGL Resources and Nicor that also constitutes a preliminary prospectus of AGL Resources. AGL Resources and Nicor will mail the definitive joint proxy statement/prospectus to their respective stockholders when it becomes available.  WE URGE INVESTORS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE, AS WELL AS OTHER DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT AGL RESOURCES, NICOR AND THE PROPOSED TRANSACTION. The joint proxy statement/prospectus, as well as other filings containing information about AGL Resources and Nicor, can be obtained free of charge at the website maintained by the SEC at www.sec.gov. You may also obtain these documents, free of charge, from AGL Resources’ website (www.aglresources.com) under the tab Investor Relations/SEC Filings or by directing a request to AGL Resources, P.O. Box 4569, Atlanta, GA, 30302-4569. You may also obtain these documents, free of charge, from Nicor’s website (www.nicor.com) under the tab Investor Information/SEC Filings or by directing a request to Nicor, P.O. Box 3014, Naperville, IL 60566-7014.

The respective directors and executive officers of AGL Resources and Nicor, and other persons, may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding AGL Resources’ directors and executive officers is available in the preliminary joint proxy statement/prospectus contained in the above referenced Registration Statement and its definitive proxy statement filed with the SEC by AGL Resources on March 14, 2011, and information regarding Nicor directors and executive officers is available in the preliminary joint proxy statement/prospectus contained in the above referenced Registration Statement and  its definitive proxy statement filed with the SEC by Nicor on March 10, 2010. These documents can be obtained free of charge from the sources indicated above. Other information regarding the interests of the participants in the proxy solicitation will be included in the definitive joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.